SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

____________________

SOCKET MOBILE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________________

Options to Purchase Common Stock, $0.001 par value per share

(Title of Class of Securities)

____________________

83368E200

(CUSIP Number of Class of Securities’ Underlying Common Stock)

____________________

Lynn Zhao

Vice President of Finance and Administration and Chief Financial Officer

Socket Mobile, Inc.

39700 Eureka Drive

Newark, California 94560

(510) 933-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

____________________

Copies to:

Herbert P. Fockler Michelle Wallin Erika M. Muhl Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$122,915	$14.90

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 384,064 shares of common stock of Socket Mobile, Inc. having an aggregate value of approximately $122,915 as of August 2, 2019 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14.90
Form or Registration No.:	Schedule TO-I
Filing party:	Socket Mobile, Inc.

Date filed:	August 5, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2019 (as it may be further amended or supplemented from time to time, the “Schedule TO”) relating to the offer by Socket Mobile, Inc., a Delaware corporation (“Socket Mobile” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding stock options to purchase shares of the Company’s common stock granted under its 2004 Equity Incentive Plan on (i) April 29, 2010, (ii) June 1, 2010, or (iii) July 1, 2010, whether vested or unvested, that remain outstanding and unexercised through the expiration of the Exchange Offer.

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated August 5, 2019 (the “Offer to Exchange”), previously filed as Exhibit (a)(1)(A), remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exhibits thereto.

Item 10 of the Schedule TO, which incorporates by reference information contained in the Offer to Exchange, is hereby amended and supplemented as follows:

Item 10. Financial Statements.

(a) Financial Information.

The third paragraph in Section 10 (Information concerning Socket Mobile) of the Offer to Exchange is amended and restated in its entirety as follows:

“The financial information, including financial statements and the notes thereto, included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2018, our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2019, and our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2019 are incorporated herein by reference. Please see Section 17 of this Offer to Exchange titled, “Additional information,” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.”

The first paragraph in Section 17 (Additional information) of the Offer to Exchange is amended and restated in its entirety as follows:

“This Offer to Exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2018, filed with the SEC on March 28, 2019;
•	Our definitive Proxy Statement on Schedule 14A for our 2019 annual meeting of stockholders, filed with the SEC on March 28, 2019;
•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2019, filed with the SEC on May 10, 2019;
•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2019, filed with the SEC on August 14, 2019;
•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on July 11, 2000, including any amendment or report filed for the purpose of updating such description; and
•	The information contained in our Current Reports on Form 8-K filed with the SEC on January 18, 2019, May 21, 2019, May 24, 2019 and July 25, 2019, except to the extent that information therein is furnished and not filed with the SEC.”

The two paragraphs in Section 18 (Financial statements) of the Offer to Exchange are amended and restated in their entirety as follows:

“The financial information, including financial statements and the notes thereto, included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2018, our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2019, and our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2019, are incorporated herein by reference. Attached as Schedule B to this Offer to Exchange is a summary of our financial information from our Annual Report on Form 10-K for our fiscal year ended December 31, 2018, and from our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2019. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this Offer to Exchange.

We had a book value per share of $2.13 on June 30, 2019 (book value is calculated as total stockholders’ equity as of June 30, 2019, divided by the number of outstanding shares of our common stock on that date).”

Schedule B (Summary Financial Information of Socket Mobile, Inc.) to the Offer to Exchange is amended and restated in its entirety as follows:

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SCHEDULE B

SUMMARY FINANCIAL INFORMATION

OF SOCKET MOBILE, INC.

The following selected financial data should be read in conjunction with our audited financial statements and the related notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and our unaudited financial statements and the related notes thereto included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019, all of which are incorporated herein by reference. Our summary statements of operations data for the fiscal years ended December 31, 2018 and 2017, and the selected balance sheet data as of December 31, 2018 are derived from our audited financial statements incorporated by reference in this document. The summary statements of operations data for the six months ended June 30, 2019 and 2018, and the selected balance sheet data as of June 30, 2019 are derived from our unaudited interim condensed financial statements incorporated by reference in this document.

	Six Months Ended June 30,		Years Ended December 31,
	2019	2018	2018	2017
(in thousands except for share data)
Statements of Operations Data:
Product sales, net	$9,689	$8,173	$16,454	$21,286

Costs and operating expenses:
Cost of product sales	4,659	3,977	7,998	9,896
Research and development	1,891	1,864	3,640	3,474
Selling, general and administrative	2,873	2,762	5,402	5,499
Total costs and operating expenses	9,424	8,602	17,040	18,868
Gain (loss) from operations	265	(429)	(586)	2,418

Interest expense, net	(58)	(68)	(129)	(79)
Income tax benefit (expense)	(75)	134	144	(1,122)
Deferred taxes revaluation	—	—	—	(2,647)

Net income (loss)	$132	$(363)	$(571)	$(1,431)

Net income (loss) per share:
Basic	$0.02	$(0.06)	$(0.09)	$(0.23)
Diluted	$0.02	$(0.06)	$(0.09)	$(0.23)

Weighted average shares outstanding:
Basic	5,969,666	6,309,816	6,094,709	6,292,898
Diluted	6,203,889	6,309,816	6,094,709	6,292,898

(in thousands)	June 30, 2019 (Unaudited)	December 31, 2018
Balance Sheet Data:
Cash and cash equivalents	$1,016	$1,085
Total assets	19,293	18,597
Total liabilities	6,498	6,192
Accumulated deficit	(47,994)	(48,125)
Total stockholders’ equity	60,789	60,530

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOCKET MOBILE, INC.

/s/ Lynn Zhao
Lynn Zhao
Vice President of Finance and Administration and Chief Financial Officer

Date: August 22, 2019

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